Contact

www.linkedin.com/in/cecilia-aiello
(LinkedIn)

Top Skills

Public Speaking
SCRUM
Product Management

Languages

English
Chinese

Certifications

Compassion Meditation Certificate
Certified Product Manager (CPM)
CSM- Certified Scrum Master

Cecilia Hsiang Aiello

CEO, Enwoven. Navigator & Stuff Doer
United States

Experience

Enwoven
7 years 6 months

Chief Executive Officer
July 2022 - Present (2 years 8 months)
United States

Enwoven is the next gen digital archive solution. We're trusted by customers like Reebok, UGG, Marc Jacobs, Michael Kors, and US Bank. We're a Saas platform helping brands curate brand knowledge and inspire innovation.

Head of Product + Success
August 2020 - July 2022 (2 years)

Head of Enablement + Success (Founding Team, B2B)
September 2017 - August 2020 (3 years)
San Francisco Bay Area

Nestment
Advisor, Founding Team
October 2021 - Present (3 years 5 months)
San Francisco Bay Area

Nestment streamlines the co-buy process for groups of friends and family who want to purchase property together. From start to finish, we help groups leverage their collective buying power and realize their dreams.

Kenzai Inc.
Director of Community Engagement
January 2015 - September 2017 (2 years 9 months)
San Francisco Bay Area

Kenzai is a B2C wellness company that provides effective fitness programs online. It combines coaching, nutrition, and social sharing behind a paywall and boasts a global community of passionate evangelists.

Sotheby's International Realty
Realtor
September 2012 - December 2014 (2 years 4 months)

San Luis Obispo, California, United States

Kobre & Kim
Director Global Operations, Asia Office
September 2010 - September 2012 (2 years 1 month)
Hong Kong

New York University
MBA Admissions
November 2006 - September 2010 (3 years 11 months)
New York, New York, United States

Kobre & Kim
Senior Analyst
September 2004 - November 2006 (2 years 3 months)
New York, New York, United States

Education

University of Pennsylvania
BA, History

New York University
MSW, Clinical Social Work